                                                     Filing under Rule 425 under
                                                      the Securities Act of 1933
                                   and deemed filed under Rules 14d-2 and 14a-12
                                          of the Securities Exchange Act of 1934
                                                 Filing by: Carnival Corporation
                                       Subject Company: P&O Princess Cruises plc
                                             SEC File No. of Princess: 001-15136

  NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO AUSTRALIA, CANADA OR
                                     JAPAN

                                                                  8 January 2003

                              CARNIVAL CORPORATION

      RECOMMENDED DLC TRANSACTION WITH P&O PRINCESS AND PARTIAL SHARE OFFER

Micky Arison, the Chairman and Chief Executive of Carnival, said:

"We are extremely pleased that the board of P&O Princess has recommended the Carnival DLC transaction to P&O Princess shareholders. Our DLC structure provides the current P&O Princess shareholders with the opportunity to participate in the largest cruise vacation group in the most exciting and dynamic segment of the leisure travel industry. I look forward to working with Peter Ratcliffe, who will be an executive director of both companies. We urge P&O Princess and Carnival shareholders to approve the DLC transaction at the forthcoming shareholder meetings, and we look forward to completion early in the second quarter of 2003."

SUMMARY

The board of Carnival announces that Carnival and P&O Princess have today entered into an agreement to combine the two companies through a dual listed company structure. The board of P&O Princess has recommended the DLC transaction to P&O Princess shareholders. As a result, all the pre-conditions to Carnival's DLC proposal of 24 October 2002 have been satisfied.

The combination of Carnival and P&O Princess will create the largest cruise vacation group in the world, based on revenue, passengers carried and available capacity. The Combined Group will have a wide range of complementary brands, a significant presence in the key cruise vacation regions worldwide, an enhanced ability to attract customers from other vacation options to the cruise sector, a strong balance sheet from which to drive future capacity and growth and significant opportunities to benefit from disseminating best operating practices throughout the Combined Group.

Although the companies will continue to be separate legal entities, with their own board of directors and senior management, Carnival and P&O Princess will be managed and operated as if they were a single economic enterprise. The companies' economic interests will be aligned and they will pursue common objectives. The boards of Carnival and P&O Princess will be identical and the Combined Group will be managed by a single senior executive management team. Accordingly, as part of the DLC transaction, P&O Princess intends to change its name to Carnival (UK) plc at the P&O Princess EGM. The existing well established brands operated by P&O Princess will not be affected by the change to the parent company name.

Under the DLC transaction, the equalisation ratio will be 0.3004 Carnival shares for each P&O Princess share. The "look through" value per P&O Princess share under the DLC transaction is 481 pence and values the entire existing issued share capital of P&O Princess at approximately (Pounds)3.3 billion. Carnival shareholders will hold approximately 74 per cent. and P&O Princess shareholders will hold approximately 26 per cent. of the equity of the Combined Group.

In connection with the DLC transaction, Carnival is making the Partial Share Offer. The Partial Share Offer will enable P&O Princess shareholders to exchange P&O Princess shares for Carnival shares on the basis of 0.3004 Carnival shares for each P&O Princess share up to, in aggregate, a maximum of 20 per cent. of P&O Princess' issued share capital.

The existing primary listings of Carnival on the New York Stock Exchange and P&O Princess on the London Stock Exchange will be maintained and the existing full index participations of Carnival in the S&P 500 and of P&O Princess in the FTSE 100 are expected to be retained. The Combined Group will continue to provide an investor relations programme in both the US and the UK.

The documentation relating to the DLC transaction and the Partial Share Offer will be filed with the SEC and the UKLA, as applicable, as soon as practicable. A copy of the SEC filings will be available on the SEC website shortly after filing. Carnival and P&O Princess currently expect that the documentation will be posted to shareholders in late February/early March following review by the SEC and UKLA. The implementation of the DLC transaction is subject to, among other things, shareholder approval by both P&O Princess and Carnival shareholders at their respective shareholder meetings. Carnival and P&O Princess currently expect these meetings to occur in late March/early April and full details will be contained in the documentation to be sent to P&O Princess and Carnival shareholders. The DLC transaction and the Partial Share Offer are expected to complete early in the second quarter of 2003.

This summary should be read in conjunction with the full text of this announcement.

Enquiries:

Carnival                                        Telephone: +1 305 599 2600
Micky Arison
Howard Frank

Merrill Lynch                                   Telephone: +44 20 7628 1000
Philip Yates
Mark Brooker
Stuart Faulkner

UBS Warburg                                     Telephone: +44 20 7567 8000
Tom Cooper
Alistair Defriez
Philip Ellick

Financial Dynamics                              Telephone: +44 20 7831 3113
Nic Bennett

The directors of Carnival accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Carnival (who have taken all reasonable care to ensure such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information except that the only responsibility accepted by them for the information in this announcement relating to P&O Princess which has been compiled from published sources is to ensure that the information has been correctly and fairly reproduced and presented.

Merrill Lynch International and UBS Warburg Ltd., a subsidiary of UBS AG, are acting as joint financial advisors and joint corporate brokers exclusively to Carnival and no-one else in connection with the Carnival DLC transaction and the Partial Share Offer and will not be responsible to anyone other than Carnival for providing the protections afforded to clients respectively of Merrill Lynch International and UBS Warburg Ltd. as the case may be or for providing advice in relation to the Carnival DLC transaction and the Partial Share Offer.

SHAREHOLDER DISCLOSURE OBLIGATIONS

Any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of P&O Princess or Carnival, owns or controls, or become the owner or controller, directly or indirectly of one per cent. or more of any class of securities of P&O Princess or Carnival is generally required under the provisions of Rule 8 of the Takeover Code to disclose to a Regulatory Information Service ("RIS") and the Panel of every dealing in such securities during the period from 16 December 2001, the date of the announcement of the original Offer, until the closing of the DLC transaction. Dealings by Carnival or P&O Princess or by their respective "associates" (within the definitions set out in the Takeover Code) in any class of securities of Carnival or P&O Princess must also be disclosed. Please consult your financial advisor immediately if you believe this rule may be applicable to you.

Disclosure should be made on an appropriate form before 12 noon (London time) on the business day following the date of the dealing transaction. These disclosures should be registered with a RIS (e.g. the Company Announcements Office of the London Stock Exchange (fax number: +44 20 7588 6057)) and to the Panel (fax number: +44 20 7256 9386).

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

Certain statements in this announcement constitute "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. Carnival Corporation has tried, wherever possible, to identify such statements by using words such as "anticipate", "assume", "believe", "expect", "forecast", "future", "intend", "plan" and words and terms of similar substance in connection with any discussion of future operating or financial performance. These forward-looking statements, including those which may impact the forecasting of Carnival's net revenue yields, booking levels, pricing, occupancy or business prospects, involve known and unknown risks, uncertainties and other factors, which may cause Carnival's actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which may impact levels of disposable income of consumers and the net revenue yields for Carnival's cruise products; consumer demand for cruises and other vacation options; other vacation industry competition; effects on consumer demand of armed conflicts, political instability, terrorism, adverse media publicity and the availability of air service; shifts in consumer booking patterns; increases in vacation industry capacity, including cruise capacity; continued availability of attractive port destinations; changes in tax laws and regulations; changes and disruptions in equity, financial and insurance markets; Carnival's financial and contractual counterparties' ability to perform; Carnival's ability to implement its brand strategy, Carnival's ability to implement its shipbuilding program and to continue to expand its business worldwide; Carnival's ability to attract and retain shipboard crew; changes in foreign currency and interest rates and increases in security, food, fuel, and insurance costs; delivery of new ships on schedule and at the contracted prices; weather patterns and natural disasters; unscheduled ship repairs and drydocking; incidents involving cruise ships; impact of pending or threatened litigation; Carnival's ability to successfully implement cost improvement plans; the continuing financial viability and/or consolidation of Carnival's travel agent distribution system; Carnival's ability to successfully integrate business acquisitions and changes in laws and regulations.

These risks may not be exhaustive. Carnival operates in a continually changing business environment, and new risks emerge from time to time. Carnival cannot predict such risks nor can it assess the impact, if any, of such risks on its business or the extent to which any risk, or combination of risks may cause actual results to differ from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. Carnival undertakes no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CARNIVAL PLANS TO FILE WITH THE US SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH ITS DUAL LISTED COMPANY PROPOSAL (WHICH INCLUDES A PARTIAL SHARE OFFER TO P&O PRINCESS SHAREHOLDERS) A REGISTRATION STATEMENT ON FORM S-4/PROXY STATEMENT ON SCHEDULE 14A, AS WELL AS A REGISTRATION STATEMENT ON FORM S-4/STATEMENT ON SCHEDULE TO. BOTH REGISTRATION STATEMENTS WILL CONTAIN A PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE DUAL LISTED COMPANY PROPOSAL. CARNIVAL PLANS TO MAIL TO SHAREHOLDERS OF P&O PRINCESS THE PROSPECTUS CONTAINED IN THE REGISTRATION STATEMENT/SCHEDULE TO AFTER IT HAS BEEN DECLARED EFFECTIVE BY THE SEC. CARNIVAL PLANS TO MAIL THE PROXY STATEMENT AND THE PROSPECTUS CONTAINED IN THE REGISTRATION STATEMENT/PROXY STATEMENT TO ITS SHAREHOLDERS AT OR ABOUT THE SAME TIME. THESE REGISTRATION STATEMENTS, THE PROSPECTUSES, THE PROXY STATEMENT AND THE SCHEDULE TO WILL CONTAIN IMPORTANT INFORMATION ABOUT CARNIVAL, P&O PRINCESS, THE DUAL LISTED COMPANY PROPOSAL AND RELATED MATTERS. STOCKHOLDERS SHOULD READ THE REGISTRATION STATEMENTS, THE PROSPECTUSES, THE PROXY STATEMENT, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DUAL LISTED COMPANY PROPOSAL CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE PROPOSAL. THE REGISTRATION STATEMENTS, THE PROSPECTUSES, THE PROXY STATEMENT, THE SCHEDULE TO AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DUAL LISTED COMPANY PROPOSAL AND PRIOR PRECONDITIONAL OFFER WILL BE AVAILABLE WHEN FILED FREE OF CHARGE AT THE SEC'S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THESE DOCUMENTS WILL BE MADE AVAILABLE TO SHAREHOLDERS FREE OF CHARGE BY WRITING TO TIM GALLAGHER AT CARNIVAL CORPORATION, CARNIVAL PLACE, 3655 N.W. 87 AVENUE, MIAMI, FLORIDA, 33178-2428.

IN ADDITION TO THE REGISTRATION STATEMENTS, THE PROSPECTUSES, THE PROXY STATEMENT, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DUAL LISTED COMPANY PROPOSAL, CARNIVAL IS OBLIGATED TO FILE ANNUAL, QUARTERLY AND CURRENT REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. PERSONS MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC at 1-800-732-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ALSO ARE AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND THROUGH THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.

THE IDENTITIES OF THE PARTICIPANTS IN THE SOLICITATION OF CARNIVAL SHAREHOLDERS FOR PURPOSES OF RULE 14a-12(a)(1) UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND THEIR INTERESTS IN THE OFFER AND TRANSACTIONS RELATED TO IT ARE SET FORTH IN APPENDIX V TO THE FULL TEXT OF THIS ANNOUNCEMENT.

  NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO AUSTRALIA, CANADA OR
                                     JAPAN

                                                                  8 January 2003

                              CARNIVAL CORPORATION

      RECOMMENDED DLC TRANSACTION WITH P&O PRINCESS AND PARTIAL SHARE OFFER

1.   Introduction

The board of Carnival announces that Carnival and P&O Princess have today entered into an agreement to combine the two companies through a dual listed company structure. The board of P&O Princess has recommended the DLC transaction to P&O Princess shareholders. As a result, all the pre-conditions to Carnival's DLC proposal of 24 October 2002 have been satisfied.

Under the Implementation Agreement, and subject to certain conditions described in this announcement, the companies will enter into agreements and modify their constitutional documents (the forms of which have been agreed with P&O Princess) in order to implement the DLC transaction.

In addition, Carnival announces the terms of the Partial Share Offer, under which P&O Princess shareholders will be able, subject to certain conditions, to exchange P&O Princess shares for Carnival shares.

The terms of the DLC transaction and the Partial Share Offer are as announced by Carnival on 24 October 2002.

As all the pre-conditions to the DLC proposal have been satisfied and the terms of the DLC transaction have been announced in this document, Carnival, in agreement with the Panel, will not be proceeding with its share exchange offer of 7 February 2002.

2.   The DLC transaction

The DLC transaction is a means of enabling Carnival and P&O Princess to combine their management and operations as if they were a single economic enterprise, while retaining their separate legal identities. This will be accomplished through contractual arrangements and amendments to each company's constitutional documents. In addition, the constitutional documents of the two companies will be harmonised, to the extent practicable and permitted by law, to ensure their corporate procedures are substantially similar. As part of the DLC transaction, P&O Princess intends to change its name to Carnival (UK) plc at the P&O Princess EGM.

The existing primary listings of Carnival on the New York Stock Exchange and P&O Princess on the London Stock Exchange will be maintained and the existing full index participations of Carnival in the S&P 500 and of P&O Princess in the FTSE 100 are expected to be retained. The Combined Group will continue to provide an investor relations programme in both the US and the UK.

The DLC structure will allow P&O Princess shareholders who are required, or wish, to hold shares in a UK-listed company included in the FTSE indices to continue to do so and, as a result, to continue to participate as a shareholder in the global cruise industry through P&O Princess.

The equalisation ratio in the DLC transaction will initially be 0.3004 Carnival shares for each P&O Princess share. On implementation of the DLC transaction, it is intended that the P&O Princess shares will be reorganised such that one P&O Princess share will be equivalent to one Carnival share. The ratio of P&O Princess shares to P&O Princess ADSs will also be adjusted so that one P&O Princess ADS will be equivalent to one P&O Princess share and also to one Carnival share. Carnival shareholders will hold approximately 74 per cent. of the equity of the Combined Group and existing P&O Princess shareholders will hold approximately 26 per cent. The Conditions of the DLC transaction are set out in Part A of Appendix I.

The "look through" value per P&O Princess share under the DLC transaction, based on the closing price of $25.77 per Carnival share on 7 January 2003, is 481 pence. This represents:

     . a premium of 51.6 per cent. to the closing middle-market price of 317 pence per P&O Princess share on 19 November 2001, the last business day prior to the announcement of the Royal Caribbean DLC transaction; and

     . a premium of 8.6 per cent. to the closing middle-market price of 442.5 pence per P&O Princess share on 7 January 2003, the last business day prior to the date of this announcement.

3.      The Partial Share Offer

In connection with the DLC transaction, Carnival is making the Partial Share Offer. The Partial Share Offer enables P&O Princess shareholders to elect to exchange P&O Princess shares for Carnival shares on the basis of 0.3004 Carnival shares for each P&O Princess share and 1.2016 Carnival shares for each P&O Princess ADS. P&O Princess shareholders can elect to accept the Partial Share Offer in respect of all or a portion of their P&O Princess shareholdings.

P&O Princess shareholders who elect to accept the Partial Share Offer in respect of more than 20 per cent. of their holdings of P&O Princess shares will have their elections satisfied in full provided the total elections for the Partial Share Offer do not exceed, in aggregate, 20 per cent. of P&O Princess' issued share capital. If the aggregate amount of elections under the Partial Share Offer exceeds 20 per cent. of the issued share capital of P&O Princess when the Partial Share Offer is made, P&O Princess shareholders will receive Carnival shares as follows:

..    P&O Princess shareholders who elect to accept the Partial Share Offer in respect of 20 per cent. or less of their holdings of P&O Princess shares will have their elections satisfied in full; and

..    P&O Princess shareholders who elect to accept the Partial Share Offer in respect of more than 20 per cent. of their holdings of P&O Princess shares will have their election in respect of 20 per cent. of their holdings satisfied in full and their election in respect of the excess over 20 per cent. scaled back pro rata based on the total number of P&O Princess shares tendered into the Partial Share Offer.

If the Partial Share Offer is taken up in full, approximately 79 per cent. of the equity of the Combined Group will be held by Carnival shareholders (including approximately five per cent. held by those P&O Princess shareholders who have elected for the Partial Share Offer) and approximately 21 per cent. by P&O Princess shareholders who have retained their P&O Princess shares. The equalisation ratio will not be affected by the level of the take-up of the Partial Share Offer.

The P&O Princess board is not making any recommendation as to whether P&O Princess shareholders should tender or refrain from tendering their P&O Princess shares.

The Partial Share Offer will initially be open for acceptance until 5.00 p.m., London time, 12.00 noon, New York City time, on the date of the P&O Princess EGM (which is expected to commence at 11.00 a.m. London time). The Partial Share Offer is subject to the conditions set out in Part B of Appendix I which include the implementation of the DLC structure. The DLC structure is expected to be implemented shortly after the P&O Princess EGM. The Partial Share Offer will not close if the DLC structure is not implemented.

If the result of the shareholder vote at the P&O Princess EGM has not been announced by 5.00 p.m., London time, 12.00 noon, New York City time, on the date of the P&O Princess EGM, or if any other condition to the Partial Share Offer has not been satisfied or waived by such date and time, Carnival will, with the permission of the Panel, extend the acceptance deadline for the Partial Share Offer and will announce the new deadline. Carnival does not envisage it will be necessary to extend the Partial Share Offer, but in the event that an extension is made, it is likely to be for a period of less than 14 days.

P&O Princess shares acquired under the Partial Share Offer will be acquired free from all liens, charges and encumbrances and with all rights attached thereto. P&O Princess shareholders will be entitled to retain all dividends paid or payable on such P&O Princess shares in respect of the period from the date of this announcement until the date the Partial Share Offer becomes wholly unconditional.

The Carnival shares will be issued and credited as fully paid and will rank pari passu in all respects with the existing Carnival shares. Fractions of Carnival shares will not be issued. Application will be made for the Carnival shares to be issued under the Partial Share Offer to be admitted to listing on the NYSE. Carnival shares will not be listed on the London Stock Exchange.

A P&O Princess shareholder will be able to elect for the Partial Share Offer whether or not such shareholder has voted in favour of the resolution to implement the DLC transaction.

The Partial Share Offer will be registered under, and will be subject to, the applicable US securities laws and regulations. Carnival and P&O Princess have been advised that these include a rule issued by the SEC that will prohibit any shareholder from tendering into the Partial Share Offer a number of P&O Princess shares greater than such shareholder's "net long position" in such shares both at the time of tender and at the completion of the Partial Share Offer. A shareholder's net long position is the excess, if any, of his or her long position in P&O Princess shares over his or her short position in P&O Princess shares, in each case as defined in the rule. While these definitions and the application of this rule can be complex, any P&O Princess shares borrowed under the normal arrangements for stock borrowing in the UK market will normally be included in both the borrower's long position and short position, and thus will not increase the borrower's net long position. Accordingly, such borrowings will not increase the number of P&O Princess shares that the borrower can tender into the Partial Share Offer. In this way, the rule will restrict the ability of P&O Princess shareholders to tender borrowed shares in the Partial Share Offer. In the case of an offer such as the Partial Share Offer, the SEC takes the position that the rule applies to both tenders and borrowings made outside the US.

4.   Information on the Combined Group

The Combined Group will be the largest cruise vacation group in the world, based on revenues, passengers carried and available capacity. It will have a wide portfolio of complementary brands, both by geography and product offering, and will include some of the best known cruise brands globally. The combination will allow the Combined Group to offer a wider range of vacation choices for its passengers and is expected to enhance its ability to attract passengers from land-based vacations to cruise vacations.

The Combined Group's brands will include Carnival Cruise Lines, Princess Cruises, Holland America Line, P&O Cruises, Costa Cruises, Cunard Line, Seabourn Cruise Line, Windstar Cruises, AIDA, A'ROSA, Swan Hellenic, Ocean Village and P&O Cruises (Australia). The Combined Group will serve all of the key cruising destinations, including Alaska, Australia, Bahamas, Bermuda, Canada, the Caribbean, Europe, the Hawaiian Islands, the Mexican Riviera, the Mediterranean, New England, the Panama Canal, South America and other exotic destinations worldwide.

The Combined Group expects to operate a fleet of 65 cruise ships offering 99,964 lower berths, with 18 additional cruise ships with 42,260 lower berths scheduled to be added over the next three and a half years, and will be a leading provider of cruises to all major cruise destinations outside the Far East. The Combined Group will have one of the youngest fleets among the major cruise vacation operators, with an average expected age of just 7.5 years as of 31 January 2003. The Combined Group will also operate two private destination ports of call in the Caribbean for the exclusive use of its passengers, two river boats and will offer land-based tour packages as part of its vacation product alternatives. For the year ended 30 November 2001, on a pro forma US GAAP basis, the Combined Group would have reported revenues of approximately $7.0 billion and operating income of approximately $1.2 billion. As at 31 August 2002, on a pro forma US GAAP basis, the Combined Group would have had total assets of over $20 billion. Carnival and P&O Princess together carried approximately 4.7 million passengers in fiscal 2002.

5.   Benefits of the proposed combination of Carnival and P&O Princess

Carnival and P&O Princess believe that the principal benefits of the creation of the Combined Group are as follows:

Complementary well-known brands operating globally

The Combined Group will be the largest cruise vacation group in the world, based on revenue, passengers carried and available capacity. It will have a wide portfolio of complementary brands, both by geography and product offering, and will include some of the best known cruise brands globally. The combination will allow the Combined Group to offer a wider range of vacation choices for its passengers and is expected to enhance its ability to attract more passengers from land-based vacations.

Benefits of sharing best practices and generating cost savings

The Combined Group will be managed as if the two companies constituted a single economic enterprise by a single senior executive management team and identical boards of directors.

Carnival and P&O Princess expect that the combination will generate cost savings, which are expected to come from the sharing of best practices of the management teams across the Combined Group, achieving operating efficiencies in such areas as purchasing and rationalising support operations in locations served by both companies. Further details regarding the expected cost savings will be set out in the documentation to be sent to shareholders in due course.

Financial flexibility and access to capital markets

The Combined Group will have substantial financial flexibility, with strong operating cash flow, low leverage and a strong balance sheet and the Combined Group is expected to maintain a strong investment grade credit rating.

The Combined Group is also expected to have greater access to capital markets. Carnival's shares will remain listed on the NYSE and are expected to continue to be included in the S&P 500. P&O Princess' shares will remain listed on the London Stock Exchange and are expected to remain eligible for inclusion in the FTSE series of indices and are expected to continue to be included with full weighting in the FTSE 100.

High quality combined fleet to enhance growth within the cruise industry

Upon completion of the DLC transaction, the Combined Group expects to operate a fleet of 65 cruise ships with an aggregate capacity of 99,964 lower berths. Carnival and P&O Princess together have an additional 18 new cruise ships on order, with an aggregate capacity of 42,260 lower berths, scheduled for delivery in the next three and a half years. Carnival and P&O Princess also expect that the Combined Group will have one of the youngest and most modern fleets in the cruise industry, with an average vessel age (weighted by lower berths) of just
7.5 years expected as at 31 January 2003.

The Combined Group expects to deploy its diversified fleet strategically in order to increase its global reach and enter new and developing markets. This strategic deployment is expected to allow the Combined Group to appeal to the largest target audience by providing brands, products and itineraries with the widest appeal in a particular geographic region.

Continued participation in the global cruise industry for P&O Princess shareholders as a result of the DLC structure

As described above, following the implementation of the DLC structure, P&O Princess is expected to remain included in the FTSE 100. This will allow P&O Princess shareholders who are required or wish to hold shares in a UK-listed company included in the FTSE indices to continue to do so and, as a result, to continue to participate as a shareholder in the global cruise industry through P&O Princess. A share acquisition or exchange offer or other more common means of combining the businesses of Carnival and P&O Princess in which all P&O Princess shareholders would receive Carnival shares, which are not eligible for inclusion in the FTSE series of indices, and/or a partial cash alternative would not have afforded all P&O Princess shareholders this opportunity. Additionally, the Partial Share Offer for up to 20 per cent. of P&O Princess' share capital allows those P&O Princess shareholders who would prefer to participate in the Combined Group by holding shares in a US listed company the opportunity to do so.

6.       Dividends

Following completion of the DLC transaction, P&O Princess shareholders will continue to receive dividends declared by P&O Princess and Carnival shareholders will continue to receive dividends declared by Carnival. Dividends in respect of both P&O Princess shares and Carnival shares declared after completion of the DLC transaction will be paid at about the same time and in equalised amounts in accordance with the equalisation ratio disregarding any amounts required to be deducted or withheld in respect of taxes and the amount of any applicable tax credits.

Carnival will continue to pay dividends in US dollars. P&O Princess shareholders will continue to have the option to elect to receive dividends in US dollars or pounds sterling in accordance with P&O Princess' existing procedures.

In order to align the timing of the dividends of the two companies and to ensure that there is no interruption to the entitlement of quarterly dividends for shareholders of either company as a result of the DLC transaction, the board of P&O Princess has today declared a dividend of 3.0 cents per P&O Princess share in respect of the fourth quarter of the 2002 financial year. This dividend will be paid on 14 March 2003 to P&O Princess shareholders on the P&O Princess share register on 21 February 2003. Carnival expects to pay its regular quarterly dividend at about the same time. Unless they have elected otherwise, P&O Princess ordinary shareholders will receive their dividend in pounds sterling, converted at an exchange rate on 4 March 2003. Elections to receive dividends in US dollars, or to participate in the dividend reinvestment plan, must be made by 28 February 2003. Holders of ADSs will receive their dividend of $0.12 per ADS in US dollars.

In recent quarters, Carnival has paid quarterly dividends of 10.5 cents per Carnival share which, based on the equalisation ratio, equates to approximately
3.15 cents per P&O Princess share. In recent quarters, P&O Princess has paid quarterly dividends of 3.0 cents per P&O Princess share. Following completion of the DLC transaction, it is intended that the value of dividends received by P&O Princess shareholders will be consistent with Carnival's regular quarterly dividend. Accordingly, had the Combined Group been in place for the last four quarters, the dividends received by P&O Princess shareholders would have been approximately five per cent. higher.

It is intended that the first dividend to be paid by the Combined Group will be declared in April 2003, with a record date in May 2003, and payment date in June 2003.

7.       Key features of the DLC transaction

Carnival and P&O Princess have entered into the Implementation Agreement which contains provisions governing the implementation of the DLC transaction. In addition, Carnival and P&O Princess have also finalised the agreed forms of the other DLC documents which provide for the operation of the DLC structure following completion of the DLC transaction. Although certain technical changes have been made, the DLC documents are materially the same as those disclosed on 24 October 2002.

Copies of the agreed form of the DLC documents will be available as soon as practicable following this announcement on Carnival's website at www.carnivalcorp.com and on the website maintained by the SEC at www.sec.gov. In addition, copies may be inspected from the date of this announcement during usual business hours on any weekday at the offices of Herbert Smith, Exchange House, Primrose Street, London, EC2A 2HS.

The key features of the DLC transaction are summarised below.

7.1      Separate entities and listings

The companies will continue to be separate legal entities with their own board of directors and senior management, however, Carnival and P&O Princess will be managed and operated as if they were a single economic enterprise. The companies' economic interests will be aligned and they will pursue common objectives. The boards of Carnival and P&O Princess will be identical and the Combined Group will be managed by a single senior executive management team.

Although they will be operated as if they were a single economic enterprise, P&O Princess and Carnival will remain separate corporations and will maintain separate stock exchange listings. Carnival will continue to have a primary listing on the NYSE and is expected to retain its existing index participations, including its participation in the S&P 500. P&O Princess will continue to have a primary listing on the London Stock Exchange and is expected to remain eligible for full participation in the FTSE series of indices, including the FTSE 100. In addition, P&O Princess ADSs will continue to be listed on the NYSE for the foreseeable future.

7.2      No transfer of assets

The implementation of the DLC transaction will not involve any transfer of assets between the Carnival group and the P&O Princess group. After implementation of the DLC transaction, management of the Combined Group will determine whether assets will be owned by Carnival or P&O Princess as is most efficient and appropriate under the then prevailing circumstances. The Combined Group will comprise all of the assets held by P&O Princess and Carnival immediately prior to the implementation of the DLC transaction.

7.3      Rights of Carnival shareholders and P&O Princess shareholders

Carnival shareholders will continue to hold their shares in Carnival. P&O Princess shareholders will continue to hold their shares in P&O Princess and/or become shareholders in Carnival if they accept the Partial Share Offer. P&O Princess shareholders will continue to receive dividends from P&O Princess and Carnival shareholders will continue to receive dividends from Carnival. However, the economic and voting interests of Carnival shareholders and P&O Princess shareholders will effectively be identical as they will participate in the Combined Group as a whole as a result of the arrangements described in this announcement.

7.4      Common economic interests

Agreements between Carnival and P&O Princess will align the economic interests of the two companies to ensure that they will be operated as a single economic enterprise under the DLC structure. Carnival shareholders and P&O Princess shareholders will have equalised rights to income and capital distributions from the Combined Group. The economic interests represented by an individual share in one company relative to the economic interests of an individual share in the other company will be determined by reference to the equalisation ratio. The equalisation ratio will initially be 0.3004 Carnival shares for each P&O Princess share. However, on implementation of the DLC transaction, it is intended that there will be a reorganisation of P&O Princess shares such that the equalisation ratio will become one Carnival share for each P&O Princess share and for each P&O Princess ADS. This reorganisation is intended to ease the comparison between P&O Princess and Carnival shares following completion and does not affect the economic terms of the DLC transaction. Accordingly, one Carnival share will have rights to income and capital equivalent to that of one P&O Princess share.

If one company has insufficient profits or is otherwise unable to pay a dividend, Carnival and P&O Princess will, as far as practicable, enter into such balancing transactions as are necessary to enable both companies to pay dividends in accordance with the equalisation ratio. This may take the form of a payment from one company to the other or a dividend payment on an equalisation share.

Dividends will be equalised according to the equalisation ratio (and any balancing transactions between the companies will be determined and made) before deduction of any amounts in respect of the tax required to be deducted or withheld and excluding the amounts of any tax credits or other tax benefits.

7.5      Unified board and management

Carnival and P&O Princess will be managed and operated as if they were a single economic enterprise. Although each of Carnival and P&O Princess will continue to exist as a separate company with its own board of directors and senior management, the boards and senior executive management of each company will be identical. In addition to their normal fiduciary duties to the company and obligation to have regard to the interests of its shareholders, the directors of each company will be entitled to have regard to the interests of the other company and its shareholders.

Micky Arison, the Chairman and Chief Executive Officer of Carnival, will be Chairman and Chief Executive Officer of both Carnival and P&O Princess and Howard S. Frank, the Vice-Chairman and Chief Operating Officer of Carnival, will be Vice-Chairman and Chief Operating Officer of both Carnival and P&O Princess. Peter Ratcliffe, P&O Princess' Chief Executive Officer, will be an executive director of both Carnival and P&O Princess. In addition, Gerald R. Cahill will be the Chief Financial Officer of both Carnival and P&O Princess. The headquarters of the Combined Group will be in Miami with a corporate office in London.

Following completion of the DLC transaction, the directors of Carnival and P&O Princess and their respective functions will be:

Name                                               Function
----                                               --------
Micky Arison (1)                                   Chairman and Chief Executive Officer
Howard S. Frank (1)                                Vice-Chairman and Chief Operating Officer
Robert Dickinson (1)                               Executive Director
Pier Luigi Foschi (3)                              Executive Director
A. Kirk Lanterman (1)                              Executive Director
Peter Ratcliffe (2)                                Executive Director

Ambassador Richard G. Capen, Jr. (1)               Non-Executive Director
Arnold W. Donald (1)                               Non-Executive Director
Baroness Hogg (2)                                  Non-Executive Director
Modesto A. Maidique (1)                            Non-Executive Director
Sir John Parker (2)                                Non-Executive Director
Stuart Subotnick (1)                               Non-Executive Director
Uzi Zucker (1)                                     Non-Executive Director

Notes:

(1)  Existing Carnival director
(2)  Existing P&O Princess director
(3)  New director

On completion of the DLC transaction, Stuart Subotnick will be designated as the Senior Non-Executive Director. This is a newly created position which the non-executive directors as a body will select, on an annual basis, from one of their number.

The remaining current directors of Carnival - Shari Arison, Maks Birnbach, James Dubin, Sherwood Weiser and Meshulam Zonis - will stand down from the board of Carnival upon completion of the DLC transaction.

As previously announced, Lord Sterling will retire as Chairman of P&O Princess and stand down from the P&O Princess board on completion of the DLC transaction. The remaining current directors of P&O Princess - Peter Foy, Horst Rahe and Nick Luff - will also stand down from the board upon completion of the DLC transaction.

Resolutions relating to the appointment, removal and re-election of directors after completion will be considered as a Joint Electorate Action and voted upon by the shareholders of each company effectively voting together as a single decision making body. All of the directors of Carnival and P&O Princess will stand for re-election at the annual shareholder meetings of the Combined Group to be held in 2003.

Carnival and P&O Princess comply with, and the Combined Group will comply with, the applicable corporate governance requirements of the US Sarbanes-Oxley Act of 2002 and the NYSE. These are the corporate governance rules applicable to US public companies. P&O Princess will also continue to comply with the rules of the UK Listing Authority and the London Stock Exchange.

7.6      Name change

As part of the DLC transaction, P&O Princess intends to change its name to Carnival (UK) plc at the P&O Princess EGM. The name change is intended to communicate that, as a result of the DLC transaction, the two companies will combine their management and operations as if they were a single economic enterprise. The existing well established brands operated by P&O Princess will not be affected by the change to the parent company name.

7.7      Voting arrangements

Under the terms of the DLC documents, the Carnival articles of incorporation and by-laws and the P&O Princess memorandum and articles of association will be amended to provide for special voting arrangements to be implemented so that in most cases the shareholders of both companies effectively vote together as a single decision-making body on matters requiring the approval of shareholders of either company. The voting interests represented by an individual share in one company relative to the voting interests of an individual share in the other company will be determined by reference to the equalisation ratio. Accordingly, following the reorganisation of P&O Princess shares on completion of the DLC transaction, one Carnival share will have voting rights equivalent to those of one P&O Princess share. Certain provisions designed to preserve the structure of the DLC will be subject to the separate approvals of both P&O Princess shareholders and Carnival shareholders, further details of which are set out in Appendix II.

These voting arrangements are proposed to be implemented by entrenching them in the constitutional documents of the two companies and through the Equalisation and Governance Agreement and rights attaching to a specially created special voting share to be issued by each company.

Under the articles of P&O Princess, P&O Princess shares held by Carnival will have no voting rights at any general meeting of P&O Princess unless the total holding of P&O Princess shares by Carnival equals or exceeds 90 per cent. of the P&O Princess shares then in issue. Carnival will however receive dividends and other distributions paid on its P&O Princess shares.

7.8      Cross guarantees

Upon completion of the DLC transaction, P&O Princess and Carnival will each execute Deeds of Guarantee for the purpose of guaranteeing contractual monetary amounts owed by the other company which are incurred on or after the implementation of the DLC transaction. Future creditors of Carnival and P&O Princess entitled to the benefit of the Deeds of Guarantee will, to the extent possible, be placed in the same position as if the relevant debts were also owed by the other company.

7.9      Restrictions on takeovers

The Panel has confirmed that, on the basis of information currently available to it, upon completion of the DLC transaction, neither P&O Princess nor Carnival will be a company to which the Takeover Code applies. The Takeover Code provides a number of protections for shareholders, particularly in relation to mandatory offers where a person or group of persons acting in concert acquires in excess of 30 per cent. of the voting rights of a company.

Provisions will be included in the constitutional documents of Carnival and P&O Princess which would apply to any person, or group of persons acting in concert, that acquires shares in the Combined Group which would trigger a mandatory offer obligation as if the Takeover Code applied to the Combined Group on a combined basis. To the extent that the resulting shareholding exceeds one of the current limits in Rule 9 of the Takeover Code, such shares would be disenfranchised unless an offer for all shares in the Combined Group at a price equivalent to that applicable to the acquisition has been made. A Buy-Back by Carnival or P&O Princess of its own shares would not trigger these provisions.

There are certain exceptions to these provisions in the case of Micky Arison, other members of the Arison family and trusts for their benefit which together will hold approximately 35 per cent. of the equity of the Combined Group. Under the DLC documents, the Arison family and trusts for their benefit may acquire shares in the Combined Group without triggering these provisions as long as their aggregate holdings do not increase by more than one per cent. of the voting power of the Combined Group in any period of 12 consecutive months, subject to their combined holdings not exceeding 40 per cent. of the voting power of the Combined Group. These parties may acquire additional shares or voting power without being subject to these restrictions if they comply with the offer requirement described above.

7.10     Buy-Backs of Combined Group shares

Subject to applicable law, each of Carnival and P&O Princess may purchase shares in the other and acquire its own shares. Under the terms of the DLC documents, unless approved as a Class Rights Action, neither Carnival nor P&O Princess may Buy-Back P&O Princess shares in the two year period following the date on which the DLC structure is implemented. After expiration of the initial two year period, for each of the subsequent three years neither Carnival nor P&O Princess may Buy-Back P&O Princess shares in excess of five per cent. per year of the issued P&O Princess shares (calculated as at the first day in such annual period). Thereafter, there shall be no restriction in the DLC documents on the number of P&O Princess shares which may be the subject of a Buy-Back. There are no restrictions in the DLC documents on the number of Carnival shares which may be purchased by Carnival.

7.11     Termination amount

The Implementation Agreement includes a provision for a termination amount equal to $49.4 million (being one per cent. of the market capitalisation of P&O Princess at close of business on 7 January 2003) to be paid by Carnival or P&O Princess in certain circumstances. Further details are set out in Appendix II.

8.       Shareholder approval process and timetable

The documentation relating to the DLC transaction and the Partial Share Offer will be filed with the SEC and the UKLA, as applicable, as soon as practicable. A copy of the SEC filings will be available on the SEC website shortly after filing. Carnival and P&O Princess currently expect that the documentation will be posted to shareholders in late February/early March following review by the SEC and UKLA. The implementation of the DLC transaction is subject to, among other things, shareholder approval by both P&O Princess and Carnival shareholders at their respective shareholder meetings. Carnival and P&O Princess currently expect these meetings to occur in late March/early April and full details will be contained in the documentation to be sent to P&O Princess and Carnival shareholders. The DLC transaction and the Partial Share Offer are expected to complete early in the second quarter of 2003.

Micky Arison, other members of the Arison family and trusts for their benefit have entered into undertakings under which they will be required to cause shares beneficially owned by them representing approximately 47 per cent. of the voting rights in Carnival to vote in favour of the resolutions required to implement the DLC structure at the Carnival Special Meeting. Such undertakings are irrevocable except in circumstances where the DLC proposal is withdrawn or lapses.

9.       Approvals required by regulatory authorities

Carnival has previously received clearance from the EC and the FTC for the combination of its business with that of P&O Princess, pursuant to the share exchange offer. Carnival and P&O Princess have been advised that the FTC clearance is also applicable to a combination accomplished pursuant to the DLC transaction and, therefore, that Carnival is not required to undergo any further regulatory process in the US in relation to the DLC transaction. Carnival is submitting to the EC a renotification for clearance of the combination pursuant to the DLC transaction. Carnival and P&O Princess have been advised that there is no reason why the EC's appraisal of the DLC transaction would in any way differ from its appraisal of the share exchange offer. Accordingly, Carnival and P&O Princess expect the DLC transaction to be cleared by the EC during the first quarter of 2003.

10.      Employees

The combination of Carnival and P&O Princess will offer employees exciting career prospects. Employees of the Combined Group will benefit from a larger operating platform and a business of greater international size and scope. Carnival confirms that the existing employment rights, including pension rights, of P&O Princess employees will be fully safeguarded. Carnival does not expect that there will be significant redundancies arising from the implementation of the DLC transaction.

11.      P&O Princess Employee Share Incentive Plans

On completion of the DLC transaction, all awards and options granted under the P&O Princess Employee Share Incentive Plans will vest in full and become capable of release or exercise immediately following completion of the DLC transaction.

12.      Accounting treatment and reporting

The companies expect to account for the DLC transaction as a purchase by Carnival under US GAAP and an acquisition by Carnival under UK GAAP. Following completion of the DLC transaction, the Combined Group intends to publish combined financial statements denominated in US dollars and prepared in accordance with US GAAP. Carnival and P&O Princess will also prepare any other financial information needed to meet their respective legal and regulatory requirements. P&O Princess will change its financial year end to 30 November so that it will be the same as Carnival's current financial year end.

13.      Interests in P&O Princess shares

Neither Carnival, nor any of the directors of Carnival, nor, so far as Carnival is aware, any other party acting in concert with Carnival, owns or controls any P&O Princess shares or holds any option to purchase any P&O Princess shares or has entered into any derivatives referenced to P&O Princess shares, except that Mr A. Kirk Lanterman, a director and executive officer of Carnival, beneficially owns 16 P&O Princess shares.

14.      General

The establishment of the DLC transaction is subject to the applicable provisions of the Takeover Code. In particular, in accordance with Rule 13 of the Takeover Code, neither Carnival nor P&O Princess may rely on certain conditions to the Implementation Agreement as a reason not to proceed with completion of the DLC transaction, without prior consent from the Panel. Termination of the Implementation Agreement by Carnival on the grounds that a competing proposal has been announced will not be subject to the prior consent of the Panel.

If the Implementation Agreement is terminated, Carnival will make the share exchange offer of 7 February 2002, unless the termination has been as a result of (i) P&O Princess shareholders voting against the resolution required to implement the DLC transaction at the P&O Princess EGM; or (ii) a condition of the Implementation Agreement being invoked which Carnival notifies the Panel it would invoke in relation to the conditions of its share exchange offer, such invocation requiring the consent of the Panel in accordance with Note 2 to Rule 13 of the Takeover Code. In particular, Carnival will proceed with its share exchange offer where the Implementation Agreement has been terminated by Carnival as a result of the P&O Princess board withdrawing or adversely modifying its recommendation of the DLC transaction or because a competing proposal is announced.

Certain additional details relating to the structure of the DLC are set out in Appendix II. The definitions used in this announcement are contained in Appendix
III. The sources and bases of information used in this announcement are contained in Appendix IV.

This announcement does not constitute an offer or an invitation to acquire shares or securities.

Enquiries:

Carnival                                   Telephone: +1 305 599 2600
Micky Arison
Howard Frank

Merrill Lynch                              Telephone: +44 20 7628 1000
Philip Yates
Mark Brooker
Stuart Faulkner

UBS Warburg                                Telephone: +44 20 7567 8000
Tom Cooper
Alistair Defriez
Philip Ellick

Financial Dynamics                         Telephone: +44 20 7831 3113
Nic Bennett

The directors of Carnival accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Carnival (who have taken all reasonable care to ensure such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information except that the only responsibility accepted by them for the information in this announcement relating to P&O Princess which has been compiled from published sources is to ensure that the information has been correctly and fairly reproduced and presented.

Merrill Lynch International and UBS Warburg Ltd., a subsidiary of UBS AG, are acting as joint financial advisors and joint corporate brokers exclusively to Carnival and no-one else in connection with the Carnival DLC transaction and the Partial Share Offer and will not be responsible to anyone other than Carnival for providing the protections afforded to clients respectively of Merrill Lynch International and UBS Warburg Ltd. as the case may be or for providing advice in relation to the Carnival DLC transaction and the Partial Share Offer.

SHAREHOLDER DISCLOSURE OBLIGATIONS

Any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of P&O Princess or Carnival, owns or controls, or become the owner or controller, directly or indirectly of one per cent. or more of any class of securities of P&O Princess or Carnival is generally required under the provisions of Rule 8 of the Takeover Code to disclose to a Regulatory Information Service ("RIS") and the Panel of every dealing in such securities during the period from 16 December 2001, the date of the announcement of the original Offer, until the closing of the DLC transaction. Dealings by Carnival or P&O Princess or by their respective "associates" (within the definitions set out in the Takeover Code) in any class of securities of Carnival or P&O Princess must also be disclosed. Please consult your financial advisor immediately if you believe this rule may be applicable to you.

Disclosure should be made on an appropriate form before 12 noon (London time) on the business day following the date of the dealing transaction. These disclosures should be registered with a RIS (e.g. the Company Announcements Office of the London Stock Exchange (fax number: +44 20 7588 6057)) and to the Panel (fax number: +44 20 7256 9386).

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

Certain statements in this announcement constitute "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. Carnival Corporation has tried, wherever possible, to identify such statements by using words such as "anticipate", "assume", "believe", "expect", "forecast", "future", "intend", "plan" and words and terms of similar substance in connection with any discussion of future operating or financial performance. These forward-looking statements, including those which may impact the forecasting of Carnival's net revenue yields, booking levels, pricing, occupancy or business prospects, involve known and unknown risks, uncertainties and other factors, which may cause Carnival's actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which may impact levels of disposable income of consumers and the net revenue yields for Carnival's cruise products; consumer demand for cruises and other vacation options; other vacation industry competition; effects on consumer demand of armed conflicts, political instability, terrorism, adverse media publicity and the availability of air service; shifts in consumer booking patterns; increases in vacation industry capacity, including cruise capacity; continued availability of attractive port destinations; changes in tax laws and regulations; changes and disruptions in equity, financial and insurance markets; Carnival's financial and contractual counterparties' ability to perform; Carnival's ability to implement its brand strategy, Carnival's ability to implement its shipbuilding program and to continue to expand its business worldwide; Carnival's ability to attract and retain shipboard crew; changes in foreign currency and interest rates and increases in security, food, fuel, and insurance costs; delivery of new ships on schedule and at the contracted prices; weather patterns and natural disasters; unscheduled ship repairs and drydocking; incidents involving cruise ships; impact of pending or threatened litigation; Carnival's ability to successfully implement cost improvement plans; the continuing financial viability and/or consolidation of Carnival's travel agent distribution system; Carnival's ability to successfully integrate business acquisitions and changes in laws and regulations.

These risks may not be exhaustive. Carnival operates in a continually changing business environment, and new risks emerge from time to time. Carnival cannot predict such risks nor can it assess the impact, if any, of such risks on its business or the extent to which any risk, or combination of risks may cause actual results to differ from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. Carnival undertakes no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CARNIVAL PLANS TO FILE WITH THE US SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH ITS DUAL LISTED COMPANY PROPOSAL (WHICH INCLUDES A PARTIAL SHARE OFFER TO P&O PRINCESS SHAREHOLDERS) A REGISTRATION STATEMENT ON FORM S-4/PROXY STATEMENT ON SCHEDULE 14A, AS WELL AS A REGISTRATION STATEMENT ON FORM S-4/STATEMENT ON SCHEDULE TO. BOTH REGISTRATION STATEMENTS WILL CONTAIN A PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE DUAL LISTED COMPANY PROPOSAL. CARNIVAL PLANS TO MAIL TO SHAREHOLDERS OF P&O PRINCESS THE PROSPECTUS CONTAINED IN THE REGISTRATION STATEMENT/SCHEDULE TO AFTER IT HAS BEEN DECLARED EFFECTIVE BY THE SEC. CARNIVAL PLANS TO MAIL THE PROXY STATEMENT AND THE PROSPECTUS CONTAINED IN THE REGISTRATION STATEMENT/PROXY STATEMENT TO ITS SHAREHOLDERS AT OR ABOUT THE SAME TIME. THESE REGISTRATION STATEMENTS, THE PROSPECTUSES, THE PROXY STATEMENT AND THE SCHEDULE TO WILL CONTAIN IMPORTANT INFORMATION ABOUT CARNIVAL, P&O PRINCESS, THE DUAL LISTED COMPANY PROPOSAL AND RELATED MATTERS. STOCKHOLDERS SHOULD READ THE REGISTRATION STATEMENTS, THE PROSPECTUSES, THE PROXY STATEMENT, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DUAL LISTED COMPANY PROPOSAL CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE PROPOSAL. THE REGISTRATION STATEMENTS, THE PROSPECTUSES, THE PROXY STATEMENT, THE SCHEDULE TO AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DUAL LISTED COMPANY PROPOSAL AND PRIOR PRECONDITIONAL OFFER WILL BE AVAILABLE WHEN FILED FREE OF CHARGE AT THE SEC'S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THESE DOCUMENTS WILL BE MADE AVAILABLE TO SHAREHOLDERS FREE OF CHARGE BY WRITING TO TIM GALLAGHER AT CARNIVAL CORPORATION, CARNIVAL PLACE, 3655 N.W. 87 AVENUE, MIAMI, FLORIDA, 33178-2428.

IN ADDITION TO THE REGISTRATION STATEMENTS, THE PROSPECTUSES, THE PROXY STATEMENT, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DUAL LISTED COMPANY PROPOSAL, CARNIVAL IS OBLIGATED TO FILE ANNUAL, QUARTERLY AND CURRENT REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. PERSONS MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC at 1-800-732-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ALSO ARE AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND THROUGH THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.

THE IDENTITIES OF THE PARTICIPANTS IN THE SOLICITATION OF CARNIVAL SHAREHOLDERS FOR PURPOSES OF RULE 14a-12(a)(1) UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND THEIR INTERESTS IN THE OFFER AND TRANSACTIONS RELATED TO IT ARE SET FORTH IN APPENDIX V TO THIS ANNOUNCEMENT.

                                   APPENDIX I

                    PART A. CONDITIONS OF THE DLC TRANSACTION

Implementation of the DLC transaction will be subject to the conditions set out in the Implementation Agreement being satisfied or waived by 30 September 2003 which include those summarised below:

1.   Shareholder approvals

     (a) The approval, at an extraordinary general meeting of P&O Princess, of the resolutions required to implement the DLC transaction by not less than three-quarters of the votes attaching to P&O Princess shares that are cast at that meeting; and

     (b) the approval, at a meeting of Carnival shareholders, of the resolutions required to implement the DLC transaction by not less than a majority of the votes attaching to the outstanding Carnival shares.

2.   Approval of the P&O Princess circular by the UKLA

     The UKLA approving the circular to P&O Princess shareholders convening the P&O Princess EGM.

3.   Effectiveness of all registration statements

     All registration statements required by the SEC in connection with the DLC transaction being declared effective by the SEC and remaining effective and not being the subject of a stop order or other proceeding by the SEC to suspend their effectiveness.

4.   Regulatory approvals

     Approval of the DLC transaction by the EC pursuant to EC Merger Regulation 4064/89.

5.   No change in law or order restricting the DLC transaction

     The absence of action, or threatened action, by any governmental enterprise of competent jurisdiction that restrains, enjoins or otherwise prohibits the completion or performance of, or materially adversely affects, the DLC transaction and the other transactions contemplated by the Implementation Agreement.

6.   Effectiveness of each company's new constitutional documents

     (a) The new P&O Princess memorandum and articles of association to be adopted pursuant to the resolutions referred to in paragraph 1(a) above having become effective; and

     (b) the new Carnival articles and by-laws to be adopted pursuant to the resolutions referred to in paragraph 1(b) above having become effective.

7.   Partial Share Offer

     The Partial Share Offer becoming unconditional (save for Condition 1 of the Partial Share Offer regarding the completion of the Implementation Agreement).

P&O Princess' obligation to complete the DLC transaction is also subject to the satisfaction or waiver of the following conditions precedent:

1.   Representations and warranties and covenants of Carnival

     The representations and warranties of Carnival set out in the Implementation Agreement, as qualified therein by applicable materiality thresholds, being true and correct as of the date of the Implementation Agreement and as of the effective time of completion, and Carnival having performed in all material respects its obligations under the Implementation Agreement, and P&O Princess having received an officer's certificate of Carnival to such effect. The representations and warranties cover amongst other things share capital structure, authority to enter into agreements, accuracy of published financial information, litigation and absence of material change.

2.   Carnival third party consents

     Carnival having obtained all third party consents or approvals necessary to complete the DLC transaction, other than those the failure of which to obtain such consent or approval is not reasonably likely to have a material adverse effect on Carnival or the completion of the transactions contemplated by the Implementation Agreement.

3.   Carnival special voting share

     Carnival having issued the Carnival special voting share.

4.   DLC documents

     Each of the agreements required for the implementation of the DLC transaction having been executed and delivered by the parties thereto (other than P&O Princess) in the form agreed by the parties pursuant to the Implementation Agreement.

Carnival's obligation to complete the DLC transaction is also subject to the satisfaction or waiver of the following conditions precedent:

1.   Representations and warranties and covenants of P&O Princess

     The representations and warranties of P&O Princess set out in the Implementation Agreement, as qualified therein by applicable materiality thresholds, being true and correct as of the date of the Implementation Agreement and as of the effective time of completion, and P&O Princess having performed in all material respects its obligations under the Implementation Agreement, and Carnival having received an officer's certificate of P&O Princess to such effect. The representations and warranties of P&O Princess cover the same matters as the Carnival representations and warranties referred to above.

2.   P&O Princess third party consents

     P&O Princess having obtained all third party consents or approvals necessary to consummate the DLC transaction, other than those the failure of which to obtain such consent or approval is not reasonably likely to have a material adverse effect on P&O Princess or the completion of the transactions contemplated by the Implementation Agreement.

3.   P&O Princess special voting share

     P&O Princess having issued the P&O Princess special voting share.

4.   DLC documents

     Each of the agreements required for the implementation of the DLC transaction having been executed and delivered by the parties thereto (other than Carnival) in the form agreed by the parties pursuant to the Implementation Agreement.

                  PART B. CONDITIONS OF THE PARTIAL SHARE OFFER

The Partial Share Offer will be conditional on:

1. the DLC transaction having been completed under the terms of the Implementation Agreement;

2. all registration statements required by the SEC in connection with the DLC proposal being declared effective by the SEC and remaining effective and not being the subject of a stop order or other proceeding by the SEC to suspend their effectiveness;

3. the NYSE agreeing to list the Carnival shares to be issued in connection with the Partial Share Offer, subject only to official notice of issuance;

4. there not being outstanding any governmental action or court order which would or might make the Partial Share Offer or the acquisition of any P&O Princess shares void, illegal or unenforceable or materially and adversely affect the assets, business, profits or prospects of any member of the wider Carnival group or of any member of the wider P&O Princess group; and

5. all authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals ("Authorisations") necessary in any jurisdiction for, or in respect of, the Partial Share Offer having been obtained, in terms and in a form reasonably satisfactory to Carnival, from all necessary governmental entities and from any relevant persons or bodies with whom any member of the wider Carnival group or the wider P&O Princess group has entered into contractual arrangements and all such Authorisations remaining in full force and effect at the time at which the Partial Share Offer becomes unconditional in all respects.

Carnival reserves the right to waive, in whole or in part, either or both of Conditions 4 and 5.

Invocation of Conditions 4 and 5 of the Partial Share Offer will be subject to the approval of the Panel under Note 2 to Rule 13 of the Takeover Code.

                                   APPENDIX II

                      CERTAIN TERMS OF THE DLC TRANSACTION

1.   Joint Electorate and Class Rights Actions

     Under the terms of the DLC documents, special voting arrangements will be implemented so that the shareholders of Carnival and P&O Princess will vote together as a single decision making body on Joint Electorate Actions which will be all matters submitted to a shareholder vote other than those designated as Class Rights Actions or resolutions on procedural or technical matters. The relative voting rights of the P&O Princess shares and Carnival shares will be determined by the equalisation ratio. Based on an equalisation ratio of 1:1, each Carnival share will have the same voting rights as one P&O Princess share on Joint Electorate Actions. Joint Electorate Actions will include (i) the appointment, removal or re-election of any director of Carnival or P&O Princess or both of them; (ii) if required by law, the receipt or adoption of the annual accounts of both companies; (iii) the appointment or removal or the auditors of either company; (iv) a change of name by P&O Princess or Carnival, or both of them; or (v) the implementation of a Mandatory Exchange described in section 2 below; if put to shareholders.

     In the case of certain actions in relation to which the two bodies of shareholders may have divergent interests, to be known as Class Rights Actions, the company wishing to carry out the Class Rights Action would require the prior approval of shareholders in both companies each voting separately as a class. The matters which will require approval as a Class Rights Action will be (i) the voluntary liquidation, dissolution or winding up of either company for which shareholder approval is required, (other than as part of the liquidation of both companies at or around the same time provided that such liquidation is not for the purpose of reconstituting the business in one or more successor entities); (ii) the adjustment to the equalisation ratio, other than in accordance with the Equalisation and Governance Agreement; (iii) the sale, lease, exchange or other disposition of all or substantially all of the assets of either company other than a bona fide commercial transaction for valid business purposes and at fair market value and not as part of a proposal, the primary purpose of which is to collapse or unify the DLC structure; (iv) any amendment, removal or alteration of any of the provisions of P&O Princess' articles of association and Carnival's by-laws and articles which entrench certain core provisions of the DLC structure; (v) any amendment or termination of the principal agreements pursuant to which the DLC structure is implemented; (vi) any change to the tax related provisions of the Carnival articles that would be likely to trigger a mandatory exchange as described in 2 below; and (vii) anything which the boards of both companies agree should be approved as a Class Rights Action.

     These voting arrangements will be implemented by embedding them in the DLC documents and through the issue of a special voting share by each company.

2.   Mandatory Exchange

     In certain limited circumstances (described in (a) or (b) below) following implementation of the DLC structure, P&O Princess shares, other than those held by Carnival, may be subject to a mandatory exchange for Carnival shares at the then prevailing equalisation ratio.

     (a) If there is a change in applicable tax laws, rules or regulations or their application or interpretation, and, based on a legal opinion and after using commercially reasonable efforts to explore available alternatives, and the P&O Princess board shall have reasonably determined that:

          . the change is reasonably likely to have a material adverse effect on the DLC structure;

          . it is reasonably likely that the material adverse effect would be eliminated or substantially reduced by a mandatory exchange; and

          . the material adverse effect would not be substantially eliminated by any commercially reasonable alternative to a mandatory exchange;

     then, with the approval of 66 2/3 per cent. of the shareholders of P&O Princess and Carnival (voting on a Joint Electorate Action), the mandatory exchange will occur.

     (b)  In addition, if:

          . there is a change in the applicable non-tax laws, rules or regulations or their application or interpretation, as a result of which the P&O Princess board has reasonably determined and having received a legal opinion, that it is reasonably likely that all or a substantial portion of the DLC documents are unlawful, illegal or unenforceable; or

          . a court or other governmental entity has issued a ruling, judgement, decree or order, which has been appealed to the extent the P&O Princess board deems reasonably appropriate, holding that all or a substantial portion of the DLC documents are unlawful, illegal or unenforceable;

     and the P&O Princess board, based on a legal opinion and after using commercially reasonable efforts to explore the available alternatives to the mandatory exchange, has reasonably determined that:

     . the legal basis for the illegality or unenforceability would be eliminated by a mandatory exchange;

     . the illegality or unenforceability could not be eliminated by amendments to the DLC documents that would not materially and adversely affect the rights of the shareholders of P&O Princess and Carnival, taken together or in relation to each other; and

     . the change in law or the ruling, judgment, decree or order is reasonably likely to be enforced in a way that will have a material adverse effect on the DLC structure;

     then, if the P&O Princess board decide, the mandatory exchange will occur.

3.   Termination amount

     If the Implementation Agreement is terminated:

     . by either Carnival or P&O Princess because of the failure of P&O Princess shareholders to approve the DLC transaction and a third-party acquisition proposal for P&O Princess exists at the time of the P&O Princess shareholders meeting; or

     .  by Carnival because:

        . the P&O Princess board has withdrawn or adversely modified its recommendation of the DLC transaction or has resolved to take any such action or failed to reconfirm that recommendation upon request by Carnival; or

        . P&O Princess or the P&O Princess board has recommended a superior third-party acquisition proposal for P&O Princess; or

        . P&O Princess has breached its obligations under the Implementation Agreement not to solicit another acquisition proposal for P&O Princess;

     then P&O Princess will be required to pay a termination amount to Carnival equal to $49.4 million (being one per cent. of P&O princess' market capitalisation at close of business on 7 January 2003)
         if a third-party acquisition proposal with respect to P&O Princess is completed within 18 months of the date of the Implementation Agreement.

         If the Implementation Agreement is terminated:

         . by either Carnival or P&O Princess because of the failure of Carnival shareholders to approve the DLC transaction and a third-party acquisition proposal for Carnival exists at the time of the Carnival shareholders meeting; or

         .   by P&O Princess because:

             . the Carnival board has withdrawn or adversely modified its recommendation of the DLC transaction or has resolved to take any such action or failed to reconfirm that recommendation upon request by P&O Princess;

             . Carnival or the Carnival board has recommended a superior third-party acquisition proposal for Carnival; or

             . Carnival has breached its obligations under the Implementation Agreement not to solicit another acquisition proposal for Carnival;

         then Carnival will be required to pay a termination amount to P&O Princess equal to $49.4 million (being one per cent. of P&O Princess' market capitalisation at close of business on 7 January 2003) if a third-party acquisition proposal with respect to Carnival is completed within 18 months of the date of the Implementation Agreement.

                                  APPENDIX III

                                   DEFINITIONS

"Buy-Back"                                    a purchase by Carnival of P&O
                                              Princess shares, or a purchase by
                                              P&O Princess of Carnival shares or
                                              a purchase by P&O Princess of its
                                              own shares or a reduction by P&O
                                              Princess of its issued share
                                              capital

"Carnival"                                    Carnival Corporation

"Carnival group"                              Carnival, its subsidiaries and its
                                              subsidiary undertakings

"Carnival shares"                             shares of common stock of Carnival
                                              of $0.01 each

"Carnival Special Meeting"                    the special meeting of Carnival
                                              shareholders to be convened for
                                              the purpose of approving the DLC
                                              transaction

"Class Rights Actions"                        actions specified as such due to
                                              the divergent interests of
                                              shareholders and which accordingly
                                              require the prior approval of
                                              shareholders in both companies,
                                              each voting as a separate class

"competing proposal"                          the announcement by a third party
                                              of a firm intention (whether or
                                              not subject to a pre-condition) to
                                              make an offer, in accordance with
                                              the Takeover Code, for P&O
                                              Princess (including a proposal for
                                              a DLC with P&O Princess) which
                                              offer, in Carnival's reasonable
                                              opinion, acting in good faith and
                                              after consultation with its
                                              financial advisers, the nature of
                                              such advice having been
                                              communicated to P&O Princess, is
                                              likely to be more attractive to
                                              P&O Princess shareholders than the
                                              DLC transaction

"Combined Group"                              the P&O Princess group and the
                                              Carnival group after the DLC
                                              structure has been implemented

"Conditions"                                  the conditions set out in Part A
                                              or Part B of Appendix I of this
                                              announcement, as the case may be

"DLC"                                         dual listed company

"DLC documents"                               The documents required to
                                              implement the DLC transaction
                                              which will include the
                                              Implementation Agreement, the
                                              Equalisation and Governance
                                              Agreement, Deeds of Guarantee, the
                                              special voting deed, the Carnival
                                              voting agreement, the amended
                                              memorandum and amended articles of
                                              association of P&O Princess, the
                                              third amended and restated
                                              articles of incorporation of
                                              Carnival and the amended and
                                              restated by-laws of Carnival

"DLC  proposal"                               Carnival's proposal to form a dual
                                              listed company structure with P&O
                                              Princess and to make the Partial
                                              Share Offer

"DLC structure"                               the dual listed company structure
                                              created by the DLC documents

"DLC transaction"                             the combination of Carnival and
                                              P&O Princess under a dual listed
                                              company structure

"EC"                                          the European Commission

"Equalisation and Governance Agreement"       the agreement to be entered into
                                              between P&O Princess and Carnival
                                              pursuant to the Implementation
                                              Agreement specifying the
                                              equalisation ratio and various
                                              other matters relating to the DLC
                                              transaction

"equalisation ratio"                          the ratio of one P&O Princess
                                              share to that number of Carnival
                                              shares that have the same rights
                                              to distributions of income and
                                              capital and voting rights as one
                                              P&O Princess share

"FTC"                                         the US Federal Trade Commission

"Implementation Agreement"                    the offer and implementation
                                              agreement entered into between
                                              Carnival and P&O Princess on 8
                                              January 2003 setting out the terms
                                              and conditions for the
                                              implementation of the DLC
                                              structure and the Partial Share
                                              Offer

"Joint Electorate Actions"                    actions in respect of which
                                              holders of P&O Princess shares and
                                              Carnival shares will effectively
                                              vote as a unified constituency

"London Stock Exchange"                       London Stock Exchange plc

"Merrill Lynch"                               Merrill Lynch International

"NYSE"                                        the New York Stock Exchange, Inc.

"Panel"                                       the Panel on Takeovers and Mergers

"Partial Share Offer"                         the proposed partial offer to be
                                              made to acquire up to 20 per cent.
                                              of P&O Princess' share capital on
                                              the basis of 0.3004 Carnival
                                              shares for each P&O Princess share

"P&O Princess"                                P&O Princess Cruises plc

"P&O Princess ADSs"                 American depositary shares, each
                                    representing, before the completion of the
                                    DLC transaction, four underlying P&O
                                    Princess shares

"P&O Princess EGM"                  the extraordinary general meeting of P&O
                                    Princess to be convened for the purpose of
                                    approving the DLC transaction

"P&O Princess group"                P&O Princess, its subsidiaries and its
                                    subsidiary undertakings

"P&O Princess shares"               prior to the implementation of the DLC
                                    transaction, the existing unconditionally
                                    allotted or issued and fully paid ordinary
                                    shares of US$0.50 each in the capital of P&O
                                    Princess (including those represented by P&O
                                    Princess ADSs but not, for avoidance of
                                    doubt, such ADSs) and any further such
                                    shares which are unconditionally allotted or
                                    issued and fully paid before completion of
                                    the DLC transaction (or such earlier date(s)
                                    as Carnival may, subject to the Takeover
                                    Code, determine), including any such shares
                                    so unconditionally allotted or issued
                                    pursuant to the exercise of options granted
                                    under the P&O Princess employee share
                                    incentive plans and, after the
                                    implementation of the DLC structure, the
                                    unconditionally allotted or issued and fully
                                    paid ordinary share of US$1.66 each in the
                                    capital of P&O Princess

"Royal Caribbean"                   Royal Caribbean Cruises Ltd.

"SEC"                               the United States Securities and Exchange
                                    Commission

"share exchange offer"              the pre-conditional offer for P&O Princess
                                    announced by Carnival on 7 February 2002

"special voting share"              the special voting shares to be issued by
                                    each of P&O Princess and Carnival to enable
                                    P&O Princess shareholders and Carnival
                                    shareholders to vote on a combined basis at
                                    meetings of both companies

"Takeover Code"                     the City Code on Takeovers and Mergers

"UBS Warburg"                       UBS AG, acting through its business group
                                    UBS Warburg or, where appropriate, its
                                    subsidiary, UBS Warburg Ltd.

"UKLA"                              the United Kingdom Listing Authority

"UK" or "United Kingdom"            the United Kingdom of Great Britain and
                                    Northern Ireland

"US" or "United States"             the United States of America, its
                                    territories and possessions, any state of
                                    the United States of America and the
                                    District of Columbia and all other areas
                                    subject to its jurisdiction

"wider Carnival group"              Carnival and any of its subsidiary
                                    undertakings or any associated undertaking
                                    or company of which 20 per cent. or more of
                                    the voting capital is held by the Carnival
                                    group or any partnership, joint venture,
                                    firm or company in which any member of the
                                    Carnival group may be interested

"wider P&O Princess group"          P&O Princess and any of its subsidiary
                                    undertakings or any associated undertaking
                                    or company of which 20 per cent. or more of
                                    the voting capital is held by the P&O
                                    Princess group or any partnership, joint
                                    venture, firm or company in which any member
                                    of the P&O Princess group may be interested

"(Pounds)" or "pounds sterling"
or "pence" or "p"                   the lawful currency of the United Kingdom

"$" or "US dollars" or "cents"      the lawful currency of the United States of
                                    America

                                   APPENDIX IV

                        SOURCES AND BASES OF INFORMATION

Unless otherwise stated: (i) information relating to Carnival has been extracted from the relevant published audited financial statements and SEC filings of Carnival; and (ii) information relating to P&O Princess has been extracted from the relevant published annual reports and accounts, interim reports and SEC filings of P&O Princess.

Share prices for Carnival and P&O Princess are taken from Bloomberg.

The (Pounds)1:$1.611 exchange rate is the World Market Rate as published in the Financial Times on 7 January 2003.

The DLC "look through" value is based upon the Carnival closing price of $25.77 on 7 January 2003 and the 693,008,745 50 cent ordinary shares in issue as per the P&O Princess blocklisting interim review dated 21 May 2002.

The holdings of the equity in the Combined Group are based on 586,776,338 one cent Carnival ordinary shares in issue as per the 10Q of Carnival dated 31 August 2002 and the 693,008,745 50 cent ordinary shares in issue as per the P&O Princess blocklisting interim review dated 21 May 2002.

The termination amount is based upon the P&O Princess closing price on 7 January 2003 of 442.5 pence and the 693,008,745 50 cent ordinary shares in issue as per the P&O Princess blocklisting interim review dated 21 May 2002.

                                   APPENDIX V

                      PARTICIPANTS INVOLVED IN SOLICITATION

The participants in the solicitation of Carnival shareholders include the following directors of: Micky Arison (also Chairman of the board of Directors and Chief Executive Officer of Carnival), Shari Arison, Maks L. Birnbach, Richard G. Capen, Jr., Robert H. Dickinson (also President and Chief Operating Officer of Carnival Cruise Lines), Arnold W. Donald, James M. Dubin, Howard S. Frank (also Vice Chairman of the board of Directors and Chief Operating Officer of Carnival), A. Kirk Lanterman (also Chairman and Chief Executive Officer of Holland America Line-Westours, Inc.), Modesto A. Maidique, Stuart Subotnick, Sherwood M. Weiser, Meshulam Zonis and Uzi Zucker.

In addition, the following persons may be participating in the solicitation:
Gerald R. Cahill (Senior Vice President Finance and Chief Financial Officer of Carnival), Kenneth D. Dubbin (Vice President, Corporate Development of Carnival), Lowell Zemnick (Vice President and Treasurer of Carnival), Arnaldo Perez (Senior Vice President, General Counsel and Secretary of Carnival), Elizabeth Roberts (Director Investor Relations of Carnival) and Tim Gallagher (Vice President of Public Relations of Carnival Cruise Lines).

As of the date of this communication:

..    Micky Arison beneficially owns approximately 38.9 per cent. of the outstanding common stock, par value $0.01 per share ("Common Stock"), of Carnival;

..    James M. Dubin, by virtue of being the sole shareholder of JMD Delaware,
     Inc. (the trustee of the Continued Trust for Shari Arison Dorsman, the Continued Trust for Micky Arison, the Continued Trust for Michael Arison, the MA 1997 Holdings Trust, the Marylin B. Arison Irrevocable Delaware Trust, and the 1999 Irrevocable Delaware Trust for Michael Arison), JMD Protector, Inc. (the protector of the Ted Arison 1994 Irrevocable Trust for Shari No.1 and the Ted Arison 1992 Irrevocable Trust for Lin No. 2) and Balluta Limited (the trustee of the Shari Arison Irrevocable Guernsey Trust), may be deemed to own beneficially approximately 24.9 per cent. of the outstanding Common Stock, as to which he disclaims beneficial ownership; and

..    No other possible participant in the solicitation listed above beneficially owns greater than 1 per cent. of the outstanding Common Stock.